EXHIBIT 21.1

Vivos Therapeutics, Inc.

Subsidiaries of the Registrant

Entity Name	Place of Incorporation
First Vivos, Inc.	Texas
BioModeling Solutions, Inc.	Oregon
Vivos Therapeutics (Canada) Inc.	British Columbia
Vivos Management and Development, LLC	Colorado
Vivos Del Mar Management, LLC	California
Vivos Modesto Management, LLC	California
Vivos Therapeutics, DSO LLC, a Colorado limited liability company, and	Colorado
Vivos Providers Network, LLC, a Colorado limited liability company	Colorado